UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

(Date of Report (date of earliest event reported)): August 7, 2012

National Bancshares Corporation

(Exact name of registrant specified in its charter)

Ohio	0-14773	34-1518564
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

112 West Market Street, Orrville, Ohio	44667
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (330) 682-1010

[not applicable]

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c)

Item 2.02 Results of Operations and Financial Condition

PRESS RELEASE: On August 7, 2012, National Bancshares Corporation issued a press release containing financial information and accompanying discussion for the quarter ended June 30, 2012. A copy of the press release is attached to the Current Report as Exhibit 99.1 and is incorporated into this report by reference.

The information in this Form 8-K and in Exhibit 99.1 attached hereto shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liability of that Section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

ITEM 9.01 Financial Statements and Exhibits

(c) Exhibits

Exhibit 99.1 National Bancshares Corporation press release dated August 7, 2012 containing financial information and accompanying discussion for the quarter ended June 30, 2012.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

National Bancshares Corporation

Date: August 7, 2012

/s/ Mark R. Witmer
Mark R. Witmer
President and Chief Executive Officer

/s/ James R. VanSickle
James R. VanSickle
Senior Vice President and
Chief Financial Officer

PRESS RELEASE

Company: National Bancshares Corporation
            OTC Bulletin Board - NBOH
Contact: Mark R. Witmer, President and CEO
Address: 112 West Market Street
            Orrville, Ohio 44667
Phone: 330-682-1010
Fax: 330-682-4644

For Immediate Release: August 7, 2012

National Bancshares Corporation Announces Second Quarter Earnings

Orrville, Ohio -- National Bancshares Corporation, the holding company for First National Bank, reported net income of $317,000 for the quarter ended June 30, 2012, a decrease from $589,000 for the same period in 2011. Earnings per share were $0.14 and $0.27 for June 30, 2012 and 2011, respectively.

Second Quarter 2012 Business Highlights:

- Net interest income for the quarter ended June 30, 2012 was $3,483,000, an increase of $113,000 or 3.4% compared to $3,370,000 in the same period in 2011.

- Noninterest expense decreased 5.7% to $2,967,000.

- Loans, net of allowance for loan losses increased $26.0 million or 12.1% from $213.9 million as of December 31, 2011 to $239.9 million as of June 30, 2012.

- Total deposits increased $30 million or 8.8% from $340.7 million as of December 31, 2011 to $370.7 million as of June 30, 2012.

Year-to-Date 2012 Highlights:

Net income for the first half of 2012 decreased 5.5% to $1,017,000 from $1,076,000 for the same period in 2011. Net income was positively impacted by an increase in net interest income and a decrease in noninterest expense and negatively impacted by an increase in the provision for loan losses.

Noninterest income for the first half increased $6,000 or 0.4%, to $1,359,000 from $1,353,000 in the same period in 2011. Noninterest income in 2011 included $128 thousand of gains recorded on the sale of the guaranteed portion of five Small Business Administration (SBA) loans. Mortgage banking income increased $127,000 for the six month period ended June 30, 2012 compared to the same period in 2011, based on more favorable loan sale activity.

Noninterest expense for the first half of 2012 was $6,013,000, a decrease of 4.5% from $6,294,000 for the same period in 2011. The change was due primarily to a decrease in professional and consulting expense and the FDIC assessment expense.

June 30, 2012 Financial Condition:

Total assets increased 7.4% to $436.2 million as of June 30, 2012, from $406.1 million at December 31, 2011. Securities available for sale totaled $138.0 million compared to $150.2 million at December 31, 2011. Loans, net of allowance for loan losses increased $26.0 million to $239.9 million compared to $213.9 million at December 31, 2011. Deposits increased 8.8% to $370.7 million compared to $340.7 million at December 31, 2011. Shareholders' equity increased 2.3% to $43.7 million from $42.7 million at the end of 2011. Accumulated other comprehensive income, which is the unrealized gain on securities classified as available for sale, net of tax, increased to $3.9 million compared to $3.6 million as of December 31, 2011.

The allowance for loan losses increased from $3,163,000 as of December 31, 2011 to $3,480,000 at June 30, 2012. Allowance for loan losses as a percentage of total loans decreased from 1.46% at year-end 2011 to 1.43% at June 30, 2012, due to decreases in the collateral valuations based on information obtained in the second quarter of 2012 for two commercial real estate loan relationships.

The provision for loan losses for the quarter ended June 30, 2012 was $981,000, compared to $150,000 for the same period in 2011. The increase in the provision for loan losses is primarily related to changes in the collateral valuations of two commercial real estate loan relationships in June 2012. Both of the relationships have been classified as substandard loans since December 31, 2010. A charge-off of $481 thousand was recorded for one of these relationships, while the specific allocation on the other loan was increased by $116 thousand.

Total nonperforming loans decreased from $4.0 million as of December 31, 2011 to $2.6 million at June 30, 2012. Non-performing loans consist of loans placed on non-accrual status and loans past due 90 or more days and still accruing interest. Loans past due 30 through 89 days and still accruing, increased from $641 thousand to $1.1 million as of June 30, 2012. Adversely classified loans, including special mention, substandard and doubtful, decreased from $12.1 million at December 31, 2011 to $10.7 million at June 30, 2012. Management believes the allowance for loan losses is adequate as of June 30, 2012.

National Bancshares Corporation's subsidiary, First National Bank, is headquartered in Orrville, Ohio with fourteen banking offices in Orrville, Massillon, Wooster, Apple Creek, Dalton, Fairlawn, Kidron, Lodi, Mt. Eaton, Seville and Smithville.

Forward-Looking Statements -- This press release contains forward-looking statements as referenced in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to many risks and uncertainties. Actual results could differ materially from those indicated by the forward-looking statements. These include factors such as changes in the regulatory environment, changes in business conditions and

inflation, risks associated with credit quality and other factors discussed in the Company's filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended December 31, 2011. The Company assumes no obligation to update any forward-looking statement.

Selected Consolidated Financial Data

Balance Sheet Data: (dollars in thousands)	Jun 30, 2012	Mar 31, 2012	Dec 31, 2011	Sep 30, 2011	Jun 30, 2011
Cash and cash equivalents	$31,937	$23,125	$15,213	$29,071	$31,694
Securities available for sale	137,957	145,930	150,175	144,008	135,926
Loans, net	239,924	222,346	213,952	207,096	203,255
Deposits	370,743	352,408	340,664	340,319	336,528
Repurchase agreements	9,417	9,816	10,168	10,071	8,782
Federal Home Loan Bank advances	8,000	8,000	8,000	9,000	9,000
Shareholders' equity	43,740	43,156	42,745	42,215	40,707
Total assets	436,154	417,731	406,086	407,059	398,787

Income Statement Data: (dollars in thousands, except per share data)	Six months ended		
	Jun 30, 2012	Jun 30, 2011	Change
Interest income	$7,784	$7,567	2.9 %
Interest expense	904	1,100	(17.8)%
Net interest income	6,880	6,467	6.4 %
Provision for loan losses	1,130	297	280.5 %
Net interest income after provision for loan losses	5,750	6,170	(6.8)%
Noninterest income	1,359	1,353	0.4 %
Noninterest expense:			
Salaries and employee benefits	2,951	2,949	0.1 %
Data processing	585	569	2.8 %
Net occupancy	702	745	(5.8)%
Professional and consulting fees	196	326	(39.9)%
FDIC assessment	149	230	(35.2)%
Other	1,430	1,475	(3.1)%
Total noninterest expense	6,013	6,294	(4.5)%
Income before income taxes	1,096	1,229	(10.8)%
Income tax expense	79	153	(48.4)%
Net income	$1,017	$1,076	(5.5)%
Earnings per share, basic and diluted	$0.46	$0.49	(6.1)%
Weighted average shares outstanding, basic	2,216,562	2,209,717	
Weighted average shares outstanding, diluted	2,219,510	2,209,717	

Income Statement Data: (dollars in thousands, except per share data)	Three months ended		
	Jun 30, 2012	Jun 30, 2011	Change
Interest income	$3,934	$3,892	1.1 %
Interest expense	451	522	(13.6)%
Net interest income	3,483	3,370	3.4 %
Provision for loan losses	981	150	554.0 %
Net interest income after provision for loan losses	2,502	3,220	(22.3)%
Noninterest income	723	621	16.4 %
Noninterest expense:			
Salaries and employee benefits	1,458	1,455	0.2 %
Data processing	290	286	1.4 %
Net occupancy	349	378	(7.7)%
Professional and consulting fees	99	176	(43.8)%
FDIC assessment	71	94	(24.5)%
Other	700	759	(7.8)%
Total noninterest expense	2,967	3,148	(5.7)%
Income before income taxes	258	693	(62.8)%
Income tax expense (benefit)	(59)	104	nm
Net income	$317	$589	(46.2)%
Earnings per share, basic and diluted	$0.14	$0.27	(48.1)%
Weighted average shares outstanding, basic	2,216,599	2,209,717	
Weighted average shares outstanding, diluted	2,219,393	2,209,717	

nm – not meaningful

Quarterly Earnings Summary
Previous Eight Quarters:

(dollars in thousands except per share data)	Jun 2012	Mar 2012	Dec 2011	Sep 2011
Interest income	$3,934	$3,850	$3,926	$3,920
Interest expense	451	453	469	481
Net interest income	3,483	3,397	3,457	3,439
Provision for loan losses	981	149	153	150
Net interest income after provision for loan losses	2,502	3,248	3,304	3,289
Noninterest income	723	636	862	817
Noninterest expense	2,967	3,046	3,289	3,156
Income (loss) before income taxes	258	838	877	950
Income tax expense (benefit)	(59)	138	103	188
Net income	$317	$700	$774	$762
Earnings per share:				
Basic and Diluted	$0.14	$0.32	$0.35	$0.34
Cash dividends per share	$0.08	$0.08	$0.08	$0.08
Weighted average shares outstanding	2,216,562	2,216,526	2,213,269	2,213,269

	Jun 2011	Mar 2011	Dec 2010	Sep 2010
Interest income	$3,892	$3,675	$3,704	$3,919
Interest expense	522	578	755	799
Net interest income	3,370	3,097	2,949	3,120
Provision for loan losses	150	147	879	228
Net interest income after provision for loan losses	3,220	2,950	2,070	2,892
Noninterest income	621	732	744	1,209
Noninterest expense	3,148	3,146	2,969	2,947
Income (loss) before income taxes	693	536	(155)	1,154
Income tax expense (benefit)	104	49	(163)	288
Net income	$589	$487	$8	$866
Earnings per share:				
Basic and Diluted	$0.27	$0.22	$0.01	$0.39
Cash dividends per share	$0.08	$0.08	$0.08	$0.08
Weighted average shares outstanding	2,209,717	2,209,717	2,205,973	2,205,973